                                                         EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                   Three Months Ended
                                                        June 30,
                                                   ------------------
                                                   2001          2000
                                                   ----          ----
                                                 (Dollars in Millions)

Consolidated income before income taxes and
   equity in net loss of subsidiary..........     $  87         $  35
                                                   ----          ----
Fixed charges:
   Interest..................................       296           347
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......................         2             2
                                                   ----          ----

Total fixed charges..........................       298           349
                                                   ----          ----
Earnings available
   for fixed charges.........................     $ 385         $ 384
                                                   ====          ====

Ratio of earnings to
   fixed charges<F1>.........................      1.29          1.10
                                                   ====          ====

-----------------
<F1>  TMCC has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 8 of the Consolidated Financial
Statements. As of June 30, 2001, TMCC has not incurred any fixed charges in connection with such guarantees and no amount is included in any ratio of earnings to fixed charges.

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